                                                                   EXHIBIT 99.10





                      TELLURIDE RESORT ACCOMMODATIONS, INC.

                      FINANCIAL STATEMENTS
                      AS OF  DECEMBER 31, 1997 AND MAY 26, 1998
                      TOGETHER WITH REPORT OF INDEPENDENT
                          PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Telluride Resort Accommodations, Inc.:

We have audited the accompanying balance sheet of Telluride Resort Accommodations, Inc. (a Colorado corporation) as of December 31, 1997 and May 26, 1998, and the related statements of operations, changes in stockholders' deficit and cash flows for the year ended December 31, 1997 and the period from January 1, 1998 to May 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telluride Resort Accommodations, Inc., as of December 31, 1997 and May 26, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and the period from January 1, 1998 to May 26, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
July 15, 1998

                      TELLURIDE RESORT ACCOMMODATIONS, INC.

                                 BALANCE SHEETS

                        (In thousands, except share data)

                                                                                    December 31,            May 26,
                                                                                       1997                  1998
                                                                                   -------------           -----------
                                 ASSETS
                                 ------
CURRENT ASSETS:
    Cash and cash equivalents                                                         $2,103                 $ 358
    Accounts receivable                                                                  392                   475
    Due from property owners                                                             152                     -
    Prepaid expenses and other current assets                                             12                    34
                                                                                     -------                 -----
              Total current assets                                                     2,659                   867

PROPERTY AND EQUIPMENT, net                                                               62                   109
                                                                                     -------                 -----

              Total assets                                                            $2,721                 $ 976
                                                                                     -------                 -----
                                                                                     -------                 -----

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                ----------------------------------------------

CURRENT LIABILITIES:
    Current portion of long-term debt                                                 $    -                 $  14
    Line of credit                                                                       194                     -
    Customer deposits and deferred revenue                                             2,096                   500
    Payable to property owners                                                           640                    -
    Payable to stockholders                                                              -                      22
    Accounts payable and accrued liabilities                                             209                   297
                                                                                     -------                 -----
              Total current liabilities                                                3,139                   833

LONG-TERM DEBT                                                                           -                      34

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
    Common stock, no par; 1,000,000 shares authorized;
       15,000 shares outstanding                                                         216                   216
    Retained deficit                                                                    (634)                 (107)
                                                                                     -------                 -----
              Total stockholders' equity (deficit)                                      (418)                  109
                                                                                     -------                 -----
              Total liabilities and stockholders' equity (deficit)                    $2,721                 $ 976
                                                                                     -------                 -----
                                                                                     -------                 -----




   The accompanying notes are an integral part of these financial statements.

                      TELLURIDE RESORT ACCOMMODATIONS, INC.

                            STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                                                                       January 1
                                                                                 Year Ended             through
                                                                                December 31,            May 26,
                                                                                    1997                  1998
                                                                                -------------        -------------
REVENUES:
    Property rental fees                                                              $3,204           $2,101
    Service fees                                                                       1,109              648
                                                                                     -------          -------
              Total revenues                                                           4,313            2,749

OPERATING EXPENSES                                                                     3,037            1,575

GENERAL AND ADMINISTRATIVE EXPENSES                                                    1,030              458
                                                                                     -------          -------
    Income from operations                                                               246              716

INTEREST INCOME, net                                                                      31               35
                                                                                     -------          -------
NET INCOME                                                                            $  277           $  751
                                                                                     -------          -------
                                                                                     -------          -------




   The accompanying notes are an integral part of these financial statements.

                      TELLURIDE RESORT ACCOMMODATIONS, INC.

             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                        (In thousands, except share data)

                                                                       Common Stock            Retained
                                                                  -----------------------      Earnings
                                                                   Shares        Amount        (Deficit)        Total
                                                                   ------        ------        ---------        -----

BALANCE, December 31, 1996                                          15,000       $216           $(611)           $(395)
    Net income                                                        -           -               277              277
    Distributions                                                     -           -              (300)            (300)
                                                                  --------       ----           ------           -----

BALANCE, December 31, 1997                                          15,000        216            (634)            (418)
    Net income                                                        -           -               751              751
    Distributions                                                     -           -              (224)            (224)
                                                                  --------       ----           ------           ------
BALANCE, May 26, 1998                                               15,000       $216           $(107)           $ 109
                                                                  --------       ----           ------           ------
                                                                  --------       ----           ------           ------



    The accompanying notes are an integral part of these financial statement.

                      TELLURIDE RESORT ACCOMMODATIONS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                                       January 1
                                                                                    Year Ended          through
                                                                                   December 31,         May 26,
                                                                                      1997               1998
                                                                                  ------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                        $  277           $   751
    Adjustments to reconcile net income to net cash provided
       by operating activities-
          Depreciation                                                                    48                20
    Changes in operating assets and liabilities-
       Accounts receivable                                                                35               (83)
       Prepaid expenses and other current assets                                          15               (22)
       Payable to property owners, net                                                    19              (488)
       Customer deposits and deferred revenue                                             28            (1,596)
       Accounts payable and accrued liabilities                                          299                88
                                                                                     -------           -------
              Net cash provided by (used in) operating activities                        721            (1,330)
                                                                                     -------           -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                                   (25)              (67)
                                                                                     -------           -------
              Net cash used in investing activities                                      (25)              (67)

 CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from (payments on) line of credit                                            93              (194)
    Proceeds from note payable                                                          -                   54
    Payments on note payable                                                            -                   (6)
    Distributions to stockholders                                                       (300)             (202)
                                                                                     -------           -------
              Net cash used in financing activities                                     (207)             (348)
                                                                                     -------           -------

NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS                                                                          489            (1,745)

CASH AND CASH EQUIVALENTS, beginning of period                                         1,614             2,103
                                                                                     -------           -------
CASH AND CASH EQUIVALENTS, end of period                                              $2,103           $   358
                                                                                     -------           -------
                                                                                     -------           -------

SUPPLEMENTAL DISCLOSURE OF NON-CASH
    FINANCING ACTIVITIES:
       Accrued distribution to stockholders                                           $  -             $    22
                                                                                     -------           -------
                                                                                     -------           -------



   The accompanying notes are an integral part of these financial statements.

                      TELLURIDE RESORT ACCOMMODATIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS

1.     BUSINESS AND ORGANIZATION:

Telluride Resort Accommodations, Inc. (the "Company"), a Colorado corporation, provides property rentals and management services in Telluride, Colorado and manages approximately 450 total rental units. The Company provides its management services to property owners pursuant to management contracts, which are generally one year in length. The majority of such contracts contain automatic renewal provisions but also allow property owners to terminate the contract at any time. The Company's operations are seasonal, with a peak during the first quarter of the year.

On May 26, 1998, ResortQuest International, Inc. ("ResortQuest") consummated its initial public offering and acquired all of the outstanding stock of the Company in exchange for cash and shares of ResortQuest common stock (the "Combination"). Certain stockholders retained non-operating assets and assumed or retired certain liabilities that were excluded from the Combination and the purchase price for the Company was adjusted for certain working capital adjustments of approximately $22,000.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Revenue Recognition

The Company records property rental fees on the accrual basis of accounting, ratably over the term of guest stays, as earned. During peak periods, the Company requires a deposit equal to 100% of the rental fee 45 days prior to the expected arrival date. These deposits are non-refundable and are recorded as customer deposits and deferred revenue in the accompanying financial statements until the guest stay commences. The Company records revenue for cancellations as they occur.

Service fees are recorded for a variety of services and are recognized as the service is provided, including spring and fall cleaning, unit maintenance and housekeeping.

       Operating Expenses

Operating expenses include travel agent commissions, salaries, maintenance, housekeeping, communications, advertising, credit card fees and other costs associated with management of the properties.

       Cash and Cash Equivalents

For the purposes of the balance sheets and statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.

       Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful life of the assets.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

       Income Taxes

The Company has elected S Corporation status as defined by the Internal Revenue Code and state tax statutes, whereby the Company is not subject to taxation for federal or state tax purposes. Under S Corporation status, the stockholders report their share of the Company's taxable earnings or losses in their personal tax returns.

       Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Concentration of Risk

The Company's operations are exclusively in the Telluride, Colorado area and are subject to significant changes due to weather conditions.

3.     PROPERTY PLANT AND EQUIPMENT:

Property and equipment consisted of the following (in thousands):


                                                       Estimated Useful Lives          December 31,          May 26,
                                                              In Years                     1997               1998
                                                       ----------------------          ------------        -----------
    Furniture, fixtures and equipment                            5                        $ 580               $ 581
       Leasehold improvement                                     5                           79                 131
       Vehicles and other                                        5                           65                  79
                                                                                          -----                ----
                                                                                            724                 791
       Less - Accumulated depreciation                                                     (662)               (682)
                                                                                          -----                ----
       Property and equipment, net                                                        $  62               $ 109
                                                                                          -----                ----
                                                                                          -----                ----


4.   DEBT:

The Company has a note payable to a bank with interest at 9% per annum, through June 30, 2001. The note is secured by vehicles of the Company. Maturities of the note are as follows:

         Year Ended December 31,
                1998                     $  8,000
                1999                       15,000
                2000                       16,000
                2001                        9,000
                                         --------
                                           48,000
                Less current maturities    14,000
                                         --------
                                          $34,000
                                         --------
                                         --------
5.     LINES OF CREDIT:

The Company has lines of credit with a bank. The first line of credit matures June 1998 and provides a revolving line of credit up to $200,000 to finance working capital needs. At December 31, 1997 and May 26, 1998, the Company had $194,000 and $0, respectively, outstanding on this line of credit. Interest is payable monthly at 1.75% over the Wall Street Journal Base Rate (8.5% at December 31, 1997). The second line of credit in the amount of $90,000, matures August 31, 1998, and can be drawn upon only in the event that certain guaranteed load factors aboard aircraft into the Telluride area are not met. Interest is payable monthly at 2.00% over the Wall Street Journal Base Rate (8.5% at December 31, 1997). There was no outstanding balance on this line of credit at December 31, 1997 and May 26, 1998.

6.     COMMITMENTS AND CONTINGENCIES:

       Litigation

The Company is involved in various legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

       Insurance

The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy. The Company has not incurred significant claims or losses on any of its insurance policies during the periods presented in the accompanying financial statement.

       Benefit Plans

The Company's 401(k) retirement plan is available to substantially all of the Company's employees. The Plan allows the Company to make discretionary contributions to the Plan. The Company has made no such contribution to the Plan for the year ended December 31, 1997 or for the period from January 1, 1998 through May 26, 1998.

7.     RELATED PARTIES:

The Company paid certain stockholders $32,000 and $0 in consulting fees for the year ended December 31, 1997 and for the period from January 1 through May 26, 1998, respectively. In addition, the Company rented office space from stockholders of approximately $36,000 and $20,000 for the year ended December 31, 1997 and for the period from January 1 through May 26, 1998, respectively.